Exhibit 14

BLUE WATER VACCINES, INC.

BUSINESS CODE OF CONDUCT AND ETHICS

Blue Water Vaccines, Inc. (together with its subsidiaries, the “Company”) is committed to conducting its business with integrity in accordance with the highest ethical standards and in compliance with all applicable laws, rules and regulations.

This Business Code of Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics, and is designed to encourage, as reasonably necessary:

●	honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;

●	full, fair, accurate, timely and understandable disclosures;

●	compliance with applicable governmental laws, rules and regulations;

●	prompt internal reporting of any violations of law or the Code;

●	accountability for adherence to the Code, including fair process by which to determine violations;

●	consistent enforcement of the Code, including clear and objective standards for compliance; and

●	protection for persons reporting any such questionable behavior.

To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

All directors, officers and employees of the Company (each a “Covered Party” and, collectively, the “Covered Parties”) are expected to be familiar with the Code and adhere to those principles and procedures set forth below. Covered Parties should conduct themselves accordingly, exhibiting the highest standard of business and professional integrity, and seek to avoid even the appearance of improper behavior.

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Company’s ethical standards, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or if you do not feel comfortable contacting your supervisor, contact the Company’s Chief Legal Officer or another senior executive of the Company.

I.	Conflicts of Interest

A conflict of interest occurs when the private interests of a Covered Party interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Party takes actions or has personal interests that may make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Party, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Party is also an executive officer, a major shareholder or has a material interest in a company or organization doing business with the Company.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s General Counsel.

This Code does not attempt to describe all possible conflicts of interest that could develop. Other common conflicts from which Covered Parties must refrain are set out below:

●	Covered Parties may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

●	Covered Parties may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

●	No Covered Party may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company.

II.	Public Disclosures; Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations, and the information in the Company’s public communications must be full, fair, accurate, timely and understandable. It is the personal responsibility of each Covered Party to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company. Covered Parties are expected to understand and comply with all laws, rules and regulations that apply to their job position, including, as applicable, disclosure requirements. If any doubt exists about whether a course of action is lawful, the Covered Party should seek advice from his or her supervisor or the Company’s Chief Legal Officer.

The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or Controller (or persons performing similar functions) of the Company are also required to promote compliance by all employees with the Code and to abide by Company standards, policies and procedures.

Covered Parties located outside of the United States must comply with laws, regulations, rules and regulatory orders of the United States, including the Foreign Corrupt Practices Act and U.S. export control laws, in addition to applicable local laws.

III.	Insider Trading

Trading on inside information is a violation of federal securities law. Covered Parties in possession of material non-public information about companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal.

IV.	Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times and encourages Covered Parties to talk to supervisors, managers and other appropriate personnel, including the officers and the General Counsel, when in doubt about the best course of action in a particular situation.

Covered Parties should promptly report suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any director, officer, employee or anyone purporting to be acting on the Company’s behalf to appropriate personnel, including officers and the General Counsel. Reports may be made anonymously. If requested, confidentiality will be maintained, subject to applicable law, regulations and legal proceedings.

The General Counsel, or other appropriate officer or the Board, shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports. The General Counsel, or other appropriate officer or the Board, will then determine the appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

To encourage employees to report any and all violations, the Company will not tolerate retaliation for reports made in good faith. Retaliation or retribution against any Covered Party for a report made in good faith of any suspected violation of laws, rules, regulations or this Code is cause for appropriate disciplinary action.

V.	Corporate Opportunities

All Covered Parties owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises. Covered Parties are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; or (c) competing with the Company for business opportunities. If you discover or are presented with a business opportunity through the use of corporate property or information or because of your position with the Company, you should first present the corporate opportunity to the Company before pursuing the opportunity in your individual capacity.

VI.	Confidentiality

In carrying out the Company’s business, Covered Parties may learn confidential or proprietary information about the Company, its customers, distributors, suppliers or joint venture partners. Confidential or proprietary information includes all non-public information relating to the Company, or other companies, that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

Covered Parties must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. A Covered Party’s obligation to protect confidential information continues after such person leaves the Company. Unauthorized disclosure of confidential information could cause competitive harm to the Company or its customers and could result in legal liability to you and the Company.

VII.	Fair Dealing

Each Covered Party should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

VIII.	Protection and Proper Use of Company Assets

All Covered Parties should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability.

All Company assets should be used only for legitimate business purposes. The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.

Covered Parties should be aware that Company property includes all data and communications transmitted or received to or by, or contained in, the Company’s electronic or telephonic systems. Company property also includes all written communications. Covered Parties and other users of this property should have no expectation of privacy with respect to these communications and data. To the extent permitted by law, the Company has the ability, and reserves the right, to monitor all electronic and telephonic communication. These communications may also be subject to disclosure to law enforcement or government officials.

IX.	Employment Practices

The Company pursues fair employment practices in every aspect of its business. The following is intended to be a summary of its employment policies and procedures. Copies of the Company’s detailed policies, including its Employee Handbook, are available from the People Operations Department. Covered Parties must comply with all applicable labor and employment laws, including anti-discrimination laws and laws related to freedom of association and privacy. A Covered Party’s failure to comply with labor and employment laws can result in civil and criminal liability against such person and the Company, as well as disciplinary action by the Company, up to and including termination of employment. Covered Parties should contact the Company’s People Operations Department if they have any questions about the laws, regulations and policies that apply to them.

Harassment and Discrimination

The Company is committed to providing equal opportunity and fair treatment to all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status or other characteristic protected by law. The Company also prohibits harassment based on these characteristics in any form, whether physical or verbal and whether committed by supervisors, non-supervisory personnel or non-employees. Harassment may include, but is not limited to, offensive sexual flirtations, unwanted sexual advances or propositions, verbal abuse, sexually or racially degrading words, or the display in the workplace of sexually suggesting or racially degrading objects or pictures.

If you have any complaints about discrimination or harassment, report such conduct to your supervisor or the People Operations Department. All complaints will be treated with sensitivity and discretion. Your supervisor, the People Operations Department and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern. Where our investigation uncovers harassment or discrimination, we will take prompt corrective action, which may include disciplinary action by the Company, up to and including, termination of employment. The Company strictly prohibits retaliation against an employee who, in good faith, files a compliant.

Any member of management who has reason to believe that an employee has been the victim of harassment or discrimination or who receives a report of alleged harassment or discrimination is required to report it to the People Operations Department immediately.

Alcohol and Drugs

The Company is committed to maintaining a drug-free work place. All Company employees must comply strictly with Company policies regarding the abuse of alcohol and the possession, sale and use of illegal substances. Drinking alcoholic beverages is prohibited while on duty or on the premises of the Company, except at specified Company-sanctioned events. Possessing, using, selling or offering illegal drugs and other controlled substances is prohibited under all circumstances while on duty or on the premises of the Company. Likewise, Covered Parties are prohibited from reporting for work, or driving a Company vehicle or any vehicle on Company business, while under the influence of alcohol or any illegal drug or controlled substance.

Violence Prevention and Weapons

The safety and security of Company employees is vitally important. The Company will not tolerate violence or threats of violence in, or related to, the workplace. If you experience, witness or otherwise become aware of a violent or potentially violent situation that occurs on the Company’s property or affects the Company’s business you must immediately report the situation to your supervisor or the People Operations Department.

The Company does not permit any individual to have weapons of any kind on Company property or in vehicles, while on the job or off-site while on Company business. This is true even if you have obtained legal permits to carry weapons. The only exception to this policy applies to security personnel who are specifically authorized by Company management to carry weapons.

X.	Waivers

Before an employee, or an immediate family member of any such employee, engages in any activity that would be otherwise prohibited by the Code, he or she is strongly encouraged to obtain a written waiver from the Chief Legal Officer.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would be otherwise prohibited by the Code, he or she must obtain a written waiver from the Board. Such waiver must then be disclosed to the Company's stockholders, along with the reasons for granting the waiver.

XI.	No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Parties in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. It is the Company’s belief that the policy is robust and covers most conceivable situations.